UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Lifesciences Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,968,000 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,968,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,968,000 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC and (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Lifesciences Sponsor LLC.

(2)

Based on (i) 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023, and (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,301,333 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,301,333 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,301,333 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, (iii) 3,000,000 Ordinary Shares held directly by Frazier Life Sciences X, L.P., and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.

(2)

Based on (i) 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, and (iii) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,301,333 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 7,301,333 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,301,333 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, (iii) 3,000,000 Ordinary Shares held directly by Frazier Life Sciences X, L.P., and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.

(2)

Based on (i) 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, and (iii) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 7,301,333 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,301,333 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,301,333 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, (iii) 3,000,000 Ordinary Shares held directly by Frazier Life Sciences X, L.P., and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.

(2)

Based on (i) 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, and (iii) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,293,412 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,293,412 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,412 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,293,412 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,293,412 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,293,412 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,412 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,293,412 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,293,412 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,293,412 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,412 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,293,412 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences Public Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,993,798 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,993,798 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,993,798 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,993,798 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,993,798 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,993,798 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,993,798 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,993,798 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,993,798 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,993,798 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,993,798 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,993,798 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,043,495 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,043,495 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,495 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,043,495 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,043,495 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,043,495 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,495 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,043,495 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,043,495 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,043,495 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,495 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,043,495 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 12,632,038 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 12,632,038 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,632,038 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, (iii) 3,000,000 Ordinary Shares held directly by Frazier Life Sciences X, L.P., (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023, (v) 2,293,412 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P., (vi) 1,993,798 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. and (vii) 1,043,495 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, and (iii) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 12,632,038 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 12,632,038 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,632,038 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, (iii) 3,000,000 Ordinary Shares held directly by Frazier Life Sciences X, L.P., (iv) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023, (v) 2,293,412 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P., (vi) 1,993,798 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. and (vii) 1,043,495 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023, (ii) 167,000 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Lifesciences Sponsor LLC that are exercisable within 60 days of August 11, 2023, and (iii) 333,333 Ordinary Shares that are issuable upon the exercise of warrants held directly by Frazier Life Sciences X, L.P. that are exercisable within 60 days of August 11, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,287,210 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,287,210 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,287,210 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,293,412 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 1,993,798 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,287,210 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,287,210 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,287,210 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,293,412 Ordinary Shares held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 1,993,798 Ordinary Shares held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,043,495 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,043,495 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,495 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,043,495 Ordinary Shares held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 82,324,331 Ordinary Shares that were outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K filed with the SEC pursuant to Rule 13a-16 or 15d-16 on August 7, 2023.

CUSIP No. N62509 109

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on December 2, 2022 (the “Original Schedule 13D”) as amended on June 7, 2023 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Ordinary Shares (the “Ordinary Shares”) of NewAmsterdam Pharma Company N.V. (the “Issuer”), having its principal executive office at Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D, as amended by the Prior Amendment, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired Ordinary Shares in connection with a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement (the “Business Combination Agreement”), dated July 25, 2022, by and among FLAC, the Issuer, NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, and NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company. The Business Combination closed on November 22, 2022 (the “Closing Date”).

In connection with the closing of the Business Combination, the Reporting Persons were issued (i) an aggregate of 4,801,000 Ordinary Shares upon the conversion of Class A ordinary shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of FLAC that were issued to the Sponsor in a private placement prior to FLAC’s IPO and (ii) an aggregate of 500,333 warrants to purchase Ordinary Shares (the “Warrants”), each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022, upon the conversion of warrants to purchase Class A Ordinary Shares that were purchased from FLAC in a private placement that closed simultaneously with the consummation of FLAC’s IPO.

On November 22, 2022, concurrently with the closing of the Business Combination, the Reporting Persons were issued an aggregate 4,500,000 Ordinary Shares by the Issuer in a private placement that closed simultaneously with the consummation of the Business Combination, pursuant to subscription agreements previously entered into among the Reporting Persons, FLAC and the Issuer.

On June 7, 2023, FLSPF purchased an aggregate of 545,217 Ordinary Shares of the Issuer for an approximate total purchase price of $6,269,996.

On June 7, 2023, FLSOF purchased an aggregate of 508,695 Ordinary Shares of the Issuer for an approximate total purchase price of $5,849,993.

On June 7, 2023, FLS XI purchased an aggregate of 250,435 Ordinary Shares of the Issuer for an approximate total purchase price of $2,880,003.

Between June 15, 2023 and June 20, 2023, FLSPF purchased an aggregate of 94,428 Ordinary Shares of the Issuer for an approximate total purchase price of $1,136,230.

Between June 15, 2023 and June 20, 2023, FLSOF purchased an aggregate of 88,103 Ordinary Shares of the Issuer for an approximate total purchase price of $1,060,122.

Between June 15, 2023 and June 20, 2023, FLS XI purchased an aggregate of 43,374 Ordinary Shares of the Issuer for an approximate total purchase price of $521,909.

On August 11, 2023, FLSPF purchased an aggregate of 637,384 Ordinary Shares of the Issuer for an approximate total purchase price of $6,534,038.

On August 11, 2023, FLSOF purchased an aggregate of 380,616 Ordinary Shares of the Issuer for an approximate total purchase price of $3,901,823.

On August 11, 2023, FLS XI purchased an aggregate of 241,902 Ordinary Shares of the Issuer for an approximate total purchase price of $2,479,819.

The Reporting Persons beneficially own the Ordinary Shares and Warrants for investment purposes. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of the date hereof, the Reporting Persons beneficially owned an aggregate of 12,131,705 Ordinary Shares and 500,333 Warrants, consisting of: (i) 3,801,000 Ordinary Shares and 167,000 Warrants directly beneficially owned by the Sponsor (collectively, the “Sponsor Securities”), (ii) 3,000,000 Ordinary Shares and 333,333 Warrants directly beneficially owned by FLS X (the “FLS X Securities”), (iii) 1,043,495 Ordinary Shares directly beneficially owned by FLS XI (the “FLS XI Securities”), (iv) 2,293,412 Ordinary Shares directly beneficially owned by FLSPF (the “FLSPF Securities”) and (v) 1,993,798 Ordinary Shares directly beneficially owned by FLSOF (the “FLSOF Securities”).

As the sole member of the Sponsor, FLS X may be deemed to beneficially own the Sponsor Securities. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. As members of FHMLS X, L.L.C. and managers of each of FLS X, FHMLS X, L.P. and FHMLS X, L.L.C., each of Dr. Topper and Mr. Heron may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. Dr. Topper also serves as a manager of the Sponsor.

As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Securities. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Securities. As members of FHMLS XI, L.L.C. and managers of each of FLS XI, FHMLS XI, L.P. and FHMLS XI, L.L.C., each of Dr. Topper, Mr. Heron and Dr. Estes may be deemed to beneficially own the FLS XI Securities.

As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Securities. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Securities. As members of FHMLSP, L.L.C. and managers of each of FLSPF, FHMLSP, L.P. and FHMLSP, L.L.C., each of Dr. Topper, Mr. Heron, Dr. Cha and Dr. Brush may be deemed to beneficially own the FLSPF Securities.

As the sole general partner of FLSOF, FHMLSP Overage, L.P. may be deemed to beneficially own the FLSOF Securities. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the FLSOF Securities. As members of FHMLSP Overage, L.L.C. and managers of each of FLSOF, FHMLSP Overage, L.P. and FHMLSP Overage, L.L.C., each of Dr. Topper, Mr. Heron, Dr. Cha and Dr. Brush may be deemed to beneficially own the FLSOF Securities.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2023	FRAZIER LIFESCIENCES SPONSOR LLC
By Frazier Life Sciences X, L.P., its sole member
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FRAZIER LIFE SCIENCES X, L.P.
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLS X, L.P.
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND, L.P.
By: FHMLSP Overage, L.P., its General Partner
By: FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLSP OVERAGE, L.P.
By FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLSP OVERAGE, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 15, 2023	By:	*
James Topper

Date: August 15, 2023	By:	*
Patrick Heron

Date: August 15, 2023	By:	**
Albert Cha

Date: August 15, 2023	By:	**
James Brush

Date: August 15, 2023	By:	***
Daniel Estes

Date: August 15, 2023	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.